United States
Securities and Exchange Commission
Washington, D. C. 20549
Form 11-K
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2013
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from              to
Commission File Number 2-40764
Kansas City Life Insurance Company Savings and Profit Sharing Plan
A. (Full Title of the Plan)

Kansas City Life Insurance Company
3520 Broadway
Kansas City, Missouri 64111-2565
B. (Name and Address of Issuer of Securities Held Pursuant to the Plan)
Required Information
Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2013, consists of the audited financial statements of the Kansas City Life Insurance Company Savings and Profit Sharing Plan for the year ended December 31, 2013, and the related schedules thereto. The Kansas City Life Insurance Company Savings and Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA, in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

Kansas City Life
Insurance Company
Savings and Profit Sharing Plan
Financial Statements
and
Supplemental Schedules
2013

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

STATEMENTS of NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

	December 31
	2013	2012
Assets:
Investments, at fair value:
Mutual funds	$50,999	$38,106
Guaranteed investment contract	22,444	22,917
Kansas City Life Insurance Company common stock	26,028	22,879
Total investments	99,471	83,902

Contribution receivable from employer	1,286	1,270
Notes receivable from participants	1,576	1,207
Total assets	102,333	86,379

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 5)	(604)	(1,585)
Net assets available for benefits	$101,729	$84,794
See accompanying Notes to Financial Statements.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
(amounts in thousands)

Year ended December 31 2013
Changes to net assets:
Investment:
Interest income	$583
Dividend income	1,458
Net appreciation in fair value of investments	13,872
Net change in investments	15,913

Contributions:
Participants	2,763
Employer, net of forfeitures	3,160
Total contributions	5,923

Interest income on notes receivable from participants	32

Distributions
Benefits paid to participants and beneficiaries	4,852
Operating expenses, net	81
Total distributions	4,933

Net increase	16,935

Net assets available for benefits:
Beginning of year	84,794

End of year	$101,729

See accompanying Notes to Financial Statements.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Notes to Financial Statements
(amounts in thousands)

1. DESCRIPTION OF PLAN
The following description of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan is a defined contribution benefit plan sponsored by Kansas City Life Insurance Company (Plan Sponsor or the Company or KCL) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Management believes it is in compliance with such provisions.

Plan Administration
The Plan is administered by an Administrative Committee appointed by the Executive Committee of the Company, who are officers of the Company. The Plan has three Trustees who are also officers of the Company, in which one Trustee serves as appointing fiduciary. One Trustee position was vacant due to a retirement and as of year-end, had not been filled. The Plan engages a separate independent record keeper, Wells Fargo Institutional Retirement and Trust.

Eligibility
Each employee who is at least 21 years of age is eligible to participate in the elective deferral portion of the Plan as soon as administratively possible after their date of hire or subsequently reaching age 21. An employee is eligible to participate in the matching Company contribution and the discretionary profit sharing contribution of the Plan immediately after becoming a participant of the Plan.

Contributions
Participants may elect to contribute to the Plan any percentage not to exceed 100% of their monthly base salary subject to maximum contribution limitations established by the Internal Revenue Code (IRC). Contribution percentages can be changed each payroll processing cycle (i.e., semi-monthly). All eligible employees will be automatically enrolled in the Plan when first eligible. The automatic enrollment will include a deemed election of a pre-tax deferral of 3% of eligible compensation. The default investment for automatic enrollment is a JPMorgan SmartRetirement Fund based upon the participant’s age. The company establishes an annual contribution limit for highly compensated employees based on annual testing of the Plan under IRS regulations and may adjust the annual contribution limit based upon the results of that testing. The maximum contribution for any participant who is classified as highly compensated was 8% as of December 31, 2013; effective May 15, 2014, this was increased to 9%. Participants who have attained the age of 50 before the end of each Plan year are eligible to make catch-up elective contributions. Participants may also contribute amounts representing distributions from other qualified plans.

For 2013 and 2012, the Company matched participant contributions up to 8% of the participant's salary. The Company may also contribute an additional profit sharing amount up to 4% of participants' salary, depending upon corporate profits as defined in the Plan. On March 13, 2014 the Company made a 4% profit sharing contribution of $1,286, based upon 2013 corporate profits as defined in the Plan. This amount is included in contribution receivable from employer on the statement of net assets available for benefits as of December 31, 2013. The Company’s contributions are also participant directed.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and the Plan's net investment income. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled to the benefit that can be provided from the participant's vested account. Participants are allowed to direct the investment of their contributions among the 21 investment options offered by the Plan. Participants may change investment options at any time.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of KCL common stock allocated to his or her account and is notified by the Company on behalf of the Trustees prior to the time that such rights are to be exercised. The Trustees are not permitted to vote any allocated share for which instructions have not been given by a participant.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Notes to Financial Statements
(amounts in thousands)

Vesting
Participants are fully vested immediately in their contributions and any actual earnings thereon. Company contributions vest to the participant 20% after two years of employment, and an additional 20% each year thereafter until the participant is fully vested in Company contributions. In the event a participant shall be terminated from employment with the Company due to death, retirement or disability, the participant's Company contributions shall become fully vested.

Forfeited Accounts
Any participant who terminates employment will forfeit the nonvested portion of their account balance as of the date of separation. Forfeited balances under the Plan are used at times to reduce the Company's matching contributions. For 2013, the total forfeitures of terminated non-vested account balances were $88, of which $70 was used to offset Company contribution.

Notes Receivable from Participants
Participants may request a loan from their vested account balance in the Plan under the terms and conditions established by the Administrative Committee. The amount that may be borrowed is limited in accordance with the IRC Section 72(p). Loans will be made for a period no longer than five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participant's account and bear interest at current market rates at the time of issuance. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. As of December 31, 2013, rates on outstanding loans range from 3.25% to 4.25%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
All distributions shall be in the form of a lump sum payment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements of the Plan have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates
The preparation of the financial statements requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
Investments are reported in the statement of Net Assets Available for Benefits at fair value. Security transactions are recorded as of the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses. See Note 4 for a discussion of fair value measurements.

Notes Receivable
Participant loans are classified as notes receivable from participants, and measured at their unpaid principal balance plus any accrued but unpaid interest. The Form 5500 presents notes receivable from participants as an investment.

Operating Expenses
The Company pays certain administrative expenses for the Plan. Only expenses incurred by the Plan are reflected in the Plan’s financial statements.

Payments of Benefits
Benefits are recorded when paid.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Notes to Financial Statements
(amounts in thousands)

3. INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits follows:

	December 31
	2013	2012
Investments:
Kansas City Life Insurance Company common stock	$26,028	$22,878
MetLife Managed Guaranteed Investment Contract	22,444	22,917
Principal Midcap Fund	9,692	6,924
SSgA S&P 500 Index	5,901	*
Mainstay Large Cap Growth	5,863	4,513

* Funds did not represent 5% or more of the Plan's net assets in 2012.

During 2013, the Plan's investments (including investments bought, sold, and held during the year) increased in value as follows:

Year ended December 31, 2013
Net change in fair value
Mutual Funds	$8,240
Kansas City Life Insurance Company common stock	5,632
Total	$13,872
4. FAIR VALUE DISCLOSURES
Investments in mutual funds are recorded at fair value based upon the quoted net asset value (NAV) of shares held by the Plan at year-end. Shares of Company common stock are recorded at fair value based upon the unadjusted closing price at year-end.

Investments in the Guaranteed Investment Contract are recorded at the contract value as stated in the guaranteed investment contract. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fully benefit-responsive investment contract is included at fair value in the investments of the Plan and is adjusted to contract value in the Statements of Net Assets Available for Benefits. The fair value is determined based upon the contract's pro-rata share of the fair value of the assets in the underlying separate account. Fair Value is determined based on the assets underlying the contract which are considered Level 2 investments. The Statement of Changes in Net Assets Available for Benefits is presented on a contract basis. The value of the wrapper contract as of December 31, 2013 and 2012 was insignificant to the Plan.

The Plan's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, in accordance with FASB Accounting Standards Codification (ASC) 820 which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1
Valuations are based upon quoted prices for identical instruments traded in active markets. Level 1 assets include mutual funds and common stock such as Kansas City Life Insurance Company common stock, which are traded in active markets.

Level 2
Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Valuations are obtained from third-party pricing services or inputs that are observable or derived principally from or corroborated by observable market data. Level 2 assets include the Guaranteed Investment Contract.

Level 3
Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of discounted cash flow models, spread-based models, and similar techniques, using the best information available in the circumstances. The Plan had no Level 3 investments during 2013 or 2012.

As required by FASB ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

The following tables present by level, within the fair value hierarchy, the Plan’s assets at fair value.

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Mutual funds:
Bond funds	$5,840	$5,840	$—	$—
Asset Allocation funds	31,172	31,172	—	—
Stock funds	13,987	13,987	—	—
Total Mutual funds	50,999	50,999	—	—
Guaranteed investment contract	22,444	—	22,444	—
Kansas City Life Insurance Company common stock	26,028	26,028	—	—
Total	$99,471	$77,027	$22,444	$—

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Mutual funds:
Bond funds	$6,036	$6,036	$—	$—
Asset Allocation funds	21,943	21,943	—	—
Stock funds	10,127	10,127	—	—
Total Mutual funds	38,106	38,106	—	—
Guaranteed investment contract	22,917	—	22,917	—
Kansas City Life Insurance Company common stock	22,879	22,879	—	—
Total	$83,902	$60,985	$22,917	$—

There were no transfers between Levels 1, 2 and 3 during the years ending December 31, 2013 and 2012.
5. GUARANTEED INVESTMENT CONTRACT
The Plan has a fully benefit-responsive guaranteed investment contract with MetLife Insurance Company (MetLife). MetLife maintains the contributions in a separate account. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Contract value represents contributions made under the contract, plus earnings from crediting interest rates, and less participant withdrawal and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value without restriction. The average yield earned on the separate account investments were (2.26%) and 4.32% and crediting interest rates were 2.65% and 3.03%, respectfully, for 2013 and 2012. The crediting interest rate is based upon an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed and reset on a quarterly basis.
6. RELATED-PARTY TRANSACTIONS
Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Wells Fargo is a party-in-interest as defined by ERISA as a result of being the record keeper and non-discretionary trustee of the Plan. The Plan incurred administrative and trustee/custodian expenses of approximately $81 to Wells Fargo in 2013. KCL is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. The Plan engages in transactions involving the acquisition or disposition of common stock of the Company. All of the above transactions are exempt from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

7. REPORTABLE TRANSACTION
The Plan has identified a reportable transaction during 2013, which is included in the Schedule H, Line 4j - Schedule of Reportable Transactions. The Plan has a Group Annuity Contract No. 14478 with Metlife. The Plan had a reportable transaction that consisted of replacing this contract with Group Annuity Contract No. 144778A with MetLife. The original contract was modified to allow for more efficient data flow processing. Subsequent with this change, a transaction occurred in which 100% of the then current value of the old Group Annuity Contract No. 14478 was transferred to the amended Group Annuity Contract No. 14478A. There was no expense, gain or loss incurred with this transaction or as a result of this transaction.
8. TAX STATUS
The IRS has issued a determination letter dated February 27, 2013 that, in form, the Plan and Trust forming a part thereof, meet the requirements of the Internal Revenue Code Section 401(a) as a qualified plan and trust. The Plan Sponsor believes the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Since the Plan qualifies in operation, the Trust's earnings will be exempt from taxation, the Company's contributions will be deductible, and each participant will incur no current tax liability on either the Company's contributions or any earnings of the trust credited to the participant's account prior to the time that such contributions or earnings are withdrawn or made available to the participant. At the time a distribution occurs (whether because of retirement, termination, death, disability or voluntary withdrawal of funds), any amounts distributed (comprised of Company contributions, employee pretax contributions, and earnings on contributions of the Company or the participant) shall be taxed to the participant at the tax rate then in effect.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
9. PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time by adoption of a written resolution by the Company's Board of Directors or the Executive Committee of the Board of Directors. Upon termination of the Plan, participants' accounts would become fully vested and non-forfeitable and distributions would be made as promptly as possible.
10. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statement of Net Assets Available for Benefits. The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across the participant directed fund elections. Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of investments in Company common stock. All investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

The Plan provides for investment in the Company's common stock. At December 31, 2013 and 2012, approximately 26% and 27% of the Plan's total net assets were invested in the common stock of the Company. The underlying values of the Company's common stock are dependent upon various factors including the performance of the Company and the market's evaluation of such performance.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN
Notes to Financial Statements
(amounts in thousands)

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following reconciles net assets available for plan benefits per the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$101,729	$84,794
Adjustment from contract value to fair value for fully benefit-responsive investment contract	604	1,585
Net assets available for benefits per the Form 5500	$102,333	$86,379

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year ended December 31, 2013
Net appreciation in fair value of investments	$13,872
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2012	(1,585)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts for the year ended December 31, 2013	604
Net appreciation in fair value of investments per the Form 5500	$12,891
12. SUBSEQUENT EVENTS
Subsequent events have been evaluated through the date that the financial statements have been issued.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at end of Year)
Employer Identification Number: 44-0308260
Plan Number: 003
December 31, 2013
(amounts in thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current Value

	Common stock:
*	545,214	shares of Kansas City Life Insurance Company		$26,028

	Mutual funds:
	102,002	shares of American Beacon Large Cap Value Investor		2,781
	17,504	shares of DFA Emerging Markets Portfolio		454
	44,349	shares of Harbor International Fund Institutional		3,149
	563,163	shares of Mainstay Large Cap Growth		5,863
	472,888	shares of Principal Midcap Fund		9,692
	116,023	shares of Prudential Jennison Small Company		3,332
	199,378	shares of SSgA S&P 500 Index		5,901
	125,113	shares of Dodge & Cox Income Fund		1,693
	330,964	shares of PIMCO Total Return - Admin		3,538
	35,421	shares of Vanguard Intermediate Term Treasury - Admiral		394
	20,114	shares of Vanguard Short Term Federal		215
	68,682	shares of Calamos Growth and Income-A		2,286
	7,665	shares of JPMorgan SmartRetirement Income-Select		132
	140,921	shares of JPMorgan SmartRetirement 2015-Select		2,431
	170,397	shares of JPMorgan SmartRetirement 2020-Select		3,050
	210,954	shares of JPMorgan SmartRetirement 2030-Select		3,911
	102,013	shares of JPMorgan SmartRetirement 2040-Select		1,938
	13,308	shares of JPMorgan SmartRetirement 2050-Select		239
				50,999
	Guaranteed investment contract:
	21,840	MetLife Managed Guaranteed Investment Contract		22,444

	Notes Receivable from Participants
		(Interest rates range from 3.25% to 4.25%; maturing
		from 2014 to 2023)		1,576

	Total Investments			$101,047

*	Party-in-interest to the Plan.

**	Cost information is not required as all investments are participant directed.
See accompanying Report of Independent Registered Public Accounting Firm.

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions
Employer Identification Number: 44-0308260
Plan Number: 003
For the Year Ended December 31, 2013
(amounts in thousands)

Party Involved	Description of Asset	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Met Life	Group Annuity Contract No. 14478 with MetLife. The transaction consisted of replacing this contract with Group Annuity Contract No. 14478A with MetLife to allow for more efficient data flow processing. The contract value did not change with the amendment.	$ -	$20,516	$20,516	$ -

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Trustees of the Kansas City Life Insurance Company
Savings and Profit Sharing Plan and the
Board of Directors of Kansas City Life Insurance Company:
We have audited the accompanying statements of net assets available for benefits of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
KPMG LLP
Kansas City, Missouri
June 30, 2014

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS and PROFIT SHARING PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Life Insurance Company by Mark A. Milton, as plan trustee of the Kansas City Life Insurance Company Savings and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Life Insurance Company Savings and Profit Sharing Plan

By: Kansas City Life Insurance Company

/s/ Mark A. Milton
Mark A. Milton
Senior Vice President and Actuary
June 30, 2014